[Newpark Letterhead]
August 13, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Newpark Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
File No. 001-02960
Ladies and Gentlemen:
     We have received your letter dated July 31, 2008 (the “Comment Letter”), addressed to Mr. James E. Braun, Chief Financial Officer of Newpark Resources, Inc. (the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) pertaining to (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-02960) filed with the SEC on March 7, 2008 (the “Annual Report”) and (b) our Proxy Statement on Schedule 14A (File No. 001-02960) filed with the SEC on April 25, 2008 (the “Proxy Statement”).
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following each comment.
Definitive Proxy Statement filed April 25, 2008
1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
Response:
We confirm that we will comply with the following comments, as applicable, in the Company’s future filings. As set forth in the responses below, we have provided herewith examples of revised disclosure modifying the disclosures originally contained in the Proxy Statement which we intend to use in future filings for Mr. Warren as well as certain other directors and executive officers, where appropriate. Revised disclosures have been marked to reflect the changes from the disclosures originally included in the Proxy Statement.

Business Experience of Director Nominees, page 3
2.	Please revise to eliminate any gaps or ambiguities with regard to time for your directors’ business experience during the past five years. For example, we note that you do not describe Mr. Warren’s activities between December 2005 and June 2006. In addition, please also eliminate such gaps or ambiguities with respect to your disclosure at page 20 regarding your executive officers.
Response:
We will revise the biographical information, as is necessary, in future filings to eliminate any gaps or ambiguities with regard to time for each of our director’s and executive officer’s business experience during the past five years. With respect to Mr. Warren, we note that following his retirement from Weatherford International Ltd. in September 2005, he has not engaged in or accepted any new “principal occupation or employment” but has, instead, served only as a director of those companies listed in his biographical summary. Attached hereto as Annex A are marked versions of those biographical summaries as contained in the original Proxy Statement for which we intend to include additional business experience in future filings, with such additional disclosure clearly marked for your reference.
Non-equity Incentive Compensation, page 32
3.	Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation. For example, you do not disclose the average days sales outstanding for the Company or the business units for 2006. In this regard, you do not disclose the days by which the average days sales outstanding has to be reduced to achieve the threshold, target, or maximum amount of non-equity incentive compensation. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.
Response:
The performance criteria for our named executive officers in 2007 included earnings per share, collection of accounts receivable as measured by the reduction in average days outstanding (or “DSOs”), and business unit earnings before interest and taxes (or “EBIT”). The targets for earnings per share and EBIT were set forth in the Proxy Statement; however, as you note in the Comment Letter, we did not, for the reasons set forth below, disclose the average DSOs for the Company and business unit for 2007. We acknowledge the Staff’s comment and confirm that in future filings, we will continue to provide the actual quantitative performance targets with respect to our earnings per share and EBIT used to determine our named executive officers’ incentive compensation. We further confirm that we will disclose in our future filings the additional targets used for our named executive officers’ incentive compensation; provided, however, that to the extent we change the components of our performance targets or use different components or criteria in establishing performance targets other than those currently used, we reserve the right to exclude such information if we determine, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of such information would result in competitive harm to the Company. In the event that such information is excluded, we will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for the named executive officers of the Company or how likely it will be for the Company to achieve the undisclosed target levels or other factors.
As you note in the Comment Letter, we elected not to disclose the targets for the average DSOs for the Company and the business units for 2007 in our Proxy Statement. We supplementally provide the information below to substantiate our position that the disclosure of such information would result in competitive harm to the Company within the scope of Instruction 4 to Item 402(b) of Regulation S-K. However, we believe it is appropriate to first state that the Compensation Committee of our Board of Directors has determined that for fiscal year 2008, the collection of receivables as measured by reductions in the average days of sales outstanding, or DSOs, will no longer be used as a performance measure for our named executive officers. To the extent that our Board of Directors determines to reintroduce DSOs as a performance measure for our named executive officers at a later date, we will, in such future filings, either (i) provide the actual quantitative DSO targets used to determine our named executive officers’ incentive compensation or (ii) if we determine that such information, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, would result in competitive harm to the Company, provide the disclosure required by such instruction.
With respect to the exclusion of the target DSOs from our Proxy Statement, we believe that the disclosure of these quantitative targets would result in competitive harm such that the targets may be properly excluded under Instruction 4 to Item 402(b) of Regulation S-K. Most notably, average DSOs are competitively sensitive because they are a reflection of the payment terms that we have negotiated with each of our customers on an individual, case-by-case basis.
Contractual negotiations with our customers are a highly sensitive and individualized matter, and disclosure of our actual average DSOs could be detrimental to our negotiating position in several ways. If the reported average DSOs are higher than what we are seeking from a given customer in payment terms, the customer will perceive that other customers are receiving preferential payment terms and will demand similar terms. Disclosure of the goals we set with regard to average DSOs would also likely result in similar demands from new customers, thereby thwarting any future efforts to further reduce our DSOs.
Additionally, quantitative disclosure of our target and actual DSOs would result in competitive harm amongst our peer group. Quantitative disclosure of our target DSOs would provide our competitors with specific insight into an integral part of our confidential business plan, thereby providing our competitors with a specific means of undercutting our negotiations with current and potential customers. Furthermore, quantitative disclosure of our actual average DSOs achieved in a given year would, as discussed above, provide our competitors with key insight into the confidential payment terms and arrangements we have negotiated with our customers, which would again provide our competitors with leverage in their attempts to undermine our relationship with existing customers. This issue is particularly sensitive in light of the fact that our business is dominated by our Fluids Systems and Engineering Segment. Our competitors, almost without exception, are diversified oilfield services companies, with multiple product lines, that do not separately report the results of their drilling fluids businesses. As a result, we have very little insight into the strategies or business plans employed by our competitors in our core business segment, and as such, disclosing our actual DSO information would result in extreme competitive harm to the Company.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any further comments, please contact the undersigned by telephone at (281) 362-6818 or by facsimile at (281) 362-6801. We thank you in advance for your prompt consideration of our responses.

Very truly yours, NEWPARK RESOURCES, INC..
By:	/s/ Mark J. Airola
Mark J. Airola, Vice President,
General Counsel, Secretary and Chief Administrative Officer

Enclosures

cc:	Sean Donahue, SEC
William McDonald, Andrews Kurth LLP

Annex A
Directors:
Gary L. Warren joined our Board of Directors in December 2005. From October 1999 until his retirement in September 2005, Mr. Warren served as President of the Drilling and Well Services Division and Senior Vice President of Weatherford International Ltd., a provider of mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. Since June 2006, Mr. Warren has served as a director of Horizon North Logistics Inc., a Canadian-based service company which provides a diverse mix of products and services to the oil and gas, mining, forestry and pipeline industries focused primarily on Canada’s northern frontiers and Northwest Territory. Mr. Warren also serves on Horizon’s Compensation and Audit Committees. Mr. Warren also currently serves on the Board of Directors for two privately held firms, Coil-X Drilling Systems and Iron Derrickman.
Paul L. Howes joined our Board of Directors and was appointed our Chief Executive Officer in March 2006. In June 2006, Mr. Howes also was appointed as our President. Mr. Howes’ career has included experience in the defense industry, chemicals and plastics manufacturing, and the packaging industry. Following the sale of his former company in October 2005 until he joined our Board of Directors in March 2006, Mr. Howes was working privately as an inventor while engaging in consulting and private investing activities. From 2002 until its sale in October 2005, Mr. Howes served as President and Chief Executive Officer of Astaris LLC, a primary chemicals company headquartered in St. Louis, Missouri, with operations in North America, Europe and South America. Prior to this, from 1997 until 2002, he served as Vice President and General Manager, Packaging Division, for Flint Ink Corporation, a global ink company headquartered in Ann Arbor, Michigan with operations in North America, Europe, Asia Pacific and Latin America.
James W. McFarland, Ph.D. joined our Board of Directors in November 2006. Dr. McFarland is the J. F. Jr. and Jessie Lee Seinsheimer Chair in Business and is a Professor of Finance and Economics in the A. B. Freeman School of Business at Tulane University. Dr. McFarland has continuously served as a member of Tulane’s faculty, since joining the university in 1988. He also serves as the Executive Director of the Entergy-Tulane Energy Institute. Previously, Dr. McFarland was the Dean of the Freeman School from July 1, 1988, through June 30, 2005. Prior to joining the faculty at Tulane, he was the Dean of the College of Business Administration at the University of Houston. Dr. McFarland also has served on the faculties of Texas A&M University, the University of Louisiana-Lafayette, the University of Rhode Island, and the University of New Mexico. In addition to his academic appointments, he has worked as a researcher for the University of California Los Alamos National Laboratory and the Presidential Commission on the Nation’s Water Resources. Dr. McFarland has served as a director and consultant to public companies and non-profit organizations, including Stewart Enterprises, Inc., Sizeler Property Investors, Inc., Petroleum Helicopters, Inc., and American Indemnity Financial Corporation, Inc. Dr. McFarland also serves on the Compensation Committee of Stewart Enterprises, Inc.

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Executive Officers:
Mark J. Airola joined us in October 2006 as our Vice President, General Counsel and Chief Administrative Officer and was appointed as our Secretary in December 2006. Mr. Airola has practiced law for 22 years, primarily with large, publicly traded companies. Most recently, from 1995 through September 2006, Mr. Airola was employed by BJ Services Company, a leading provider of pressure pumping and other oilfield services to the petroleum industry, serving initially as Assistant General Counsel and subsequently, in 2003, also being named as Chief Compliance Officer (and as an executive officer). From 1988 to 1995, Mr. Airola held the position of Senior Litigation Counsel at Cooper Industries, Inc., a global manufacturer of electrical products and tools, with initial responsibility for managing environmental regulatory matters and litigation and subsequently managing the company’s commercial litigation.
Gregg S. Piontek joined us in April 2007 to serve as our Vice President, Controller and Chief Accounting Officer. Before joining us, Mr. Piontek served in various financial roles for Stewart & Stevenson Services, Inc. and Stewart & Stevenson, LLC from 2001 through March 2007, including Divisional Controller, Assistant Corporate Controller, and most recently as Vice President and Chief Accounting Officer. Prior to that, Mr. Piontek served in various financial roles at General Electric, CNH Global N.V. and Deloitte & Touche LLP.

A-2